November 24, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Technology

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed June 29, 2020
File No. 000-29442

Dear Madams and Sirs:

We have received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 10, 2020 (the “Comment Letter”).

As mentioned on the telephone by our external legal counsel, Jonathan M. Nathan of Meitar Law Offices, on November 23, 2020, we are unable to respond to the Comment Letter within the initial ten business day period provided for in the Comment Letter. This was due to the illness with COVID-19 of a key officer of the Company who is responsible for leading the Company’s internal processes for responding. We expect to file our response letter within an additional ten business day period following the initial due date, i.e., by Wednesday, December 9, 2020.

We appreciate your attention to this letter. Should you wish to discuss this letter or the Comment Letter at any time, please do not hesitate to contact our legal counsel, Meitar Law Offices (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.

cc:	Megan Akst, Senior Staff Accountant
Christine Dietz, Senior Staff Accountant
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Law Offices)